EXHIBIT 99.1

POET Technologies Reports First Quarter 2022 Financial Results

TORONTO, May 11, 2022 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today reported its unaudited condensed consolidated financial results for the first quarter ended March 31, 2022. The Company’s financial results as well as the Management Discussion and Analysis have been filed on SEDAR. All financial figures are in United States dollars (“USD”) unless otherwise indicated.

First Quarter Financial (non-IFRS) and Recent Business Highlights:

The Company achieved the following significant milestones during the three months ended March 31, 2022:

  Named to the 2022 OTCQX® Best 50, a ranking of top performing companies traded on the OTCQX Best Market last year.
  Entered into an agreement with Celestial AI to provide multi-laser integrated external light source (ELS) modules using its advanced packaging platform based on the POET Optical Interposer. The agreement includes a contract for continued platform development, along with a purchase order for initial quantities of the advanced modules.
  Announced a collaboration with Liobate Technologies to incorporate advanced Thin-Film Lithium Niobate (“TFLN”) modulators onto POET’s Optical Engines supporting power-efficient ultra-high-bandwidth electro-optic conversion for data center and telecom applications. This multi-phase, co-development project is initially focused on delivering and commercializing a POET 400/800Gps Transmit and Receive Optical Engine.
  Announced the launch of its 400G FR4 and 800G (2x400G FR4) Receive (RX) Optical Engines based on the POET Optical Interposer, a unique next-generation hybrid silicon photonics platform.
  Completed previously announced consolidation of its common shares and commenced trading on Nasdaq under the ticker symbol “POET”.
  Joined the Singapore Hybrid-Integrated Next Generation micro-Electronics (SHINE) Center located in the College of Design and Engineering at the National University of Singapore (NUS).

Management Comments
“The first quarter has been an active period of sampling and expanding customer engagement,” stated Dr. Suresh Venkatesan, Chairman & CEO. “We were able to leverage our success at OFC where we demonstrated our 200G FR4 Transmit and 400G FR4 Receive optical engines. POET received significant notoriety for being the only company to showcase a chip-scale integrated FR4 optical engine, offering substantial size, energy efficiency and cost benefits compared to alternative solutions based on the DR4 standard, resulting in heightened interest from companies that we have not been engaged with previously. We are focused on advancing our efforts to convert this interest to customer orders in the coming quarters.”

Financial Summary
The Company reported a net loss of $5.4 million, or ($0.15) per share, in the first quarter of 2022 compared with a net loss $4.1 million, or ($0.13) per share, for the same period in 2021 and a net loss of $3.7 million, or ($0.10) per share, in the fourth quarter of 2021. The net loss in the first quarter of 2022 included research and development costs of $2.2 million compared to $1.3 million for the same period in 2021 and $2.0 million in the fourth quarter of 2021. The Company added engineering headcount as its product development and new product introduction efforts expanded. The Company also engaged with new suppliers, through non-recurring engineering and qualification programs, to ensure that the supply of required products and services will meet the Company’s standards and will be available as needed.

Non-cash expenses in the first quarter of 2022 included stock-based compensation of $1.0 million and depreciation and amortization of $0.3 million. Non-cash stock-based compensation and depreciation and amortization in the same period of 2021 were $0.8 million and $0.3 million, respectively. Fourth quarter 2021 stock-based compensation and depreciation and amortization were $1.2 million and $0.3 million, respectively. The Company had debt-related finance costs of $14,000 in the first quarter of 2022 compared to $235,000 in the first quarter of 2021 and $16,000 in the fourth quarter of 2021. All of the finance costs recognized in the first quarter of 2022 were non-cash compared to $128,000 during the same period in 2021 and $16,000 in the fourth quarter of 2021. The Company recognized other income, including interest of $22,000 in the first quarter of 2022 compared to $7,000 in the same period in 2021 and $27,000 in the fourth quarter of 2021.

Non-cash impact of joint venture in the first quarter of 2022 was $0.4 million compared to nil in the same period of 2021 and $1.0 million in the fourth quarter of 2021. The Company’s share of loss is approximately 88.5% of the loss of Super Photonics Xiamen, the Company’s joint venture with Sanan IC. The Company's current share of the operating loss is a result of the high value of the Company's initial contribution.

Cash flow from operating activities in the first quarter of 2022 was ($3.7) million compared to ($2.5) million in the first quarter of 2021 and ($3.2) million in the fourth quarter of 2022.

Non-IFRS Financial Performance Measures
Certain financial information presented in this press release is not prescribed by IFRS. These non-IFRS financial performance measures are included because management has used the information to analyze the business performance and financial position of POET. These non-IFRS financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

POET TECHNOLOGIES INC.
PROFORMA – NON-IFRS PRESENTATION OF OPERATIONS
(All figures are in U.S. Dollars)

For the Quarter ended:	31-Mar-22	31-Dec-21	30-Sep-21	30-Jun-21	31-Mar-21
Sales	-	-	-	209,100
Research and development	(2,232,534)	(2,010,793)	(1,231,676)	(1,812,924)	(1,339,784)
Depreciation and amortization	(302,018)	(281,178)	(296,424)	(270,189)	(252,731)
Professional fees	(248,112)	(269,306)	(354,163)	(247,742)	(284,105)
Wages, benefits and management fees	(608,518)	(610,428)	(623,731)	(593,280)	(816,012)
Impact of joint venture	(430,321)	1,022,417	422,834	-	-
Stock-based compensation	(997,441)	(1,181,375)	(1,295,864)	(1,236,593)	(820,538)
General expenses and rent	(622,060)	(377,223)	(275,078)	(381,539)	(357,980)
Interest expense	(13,794)	(15,512)	(19,729)	(94,799)	(234,579)
Other income, including interest	21,999	26,650	208,100	19,772	7,309
Net loss	(5,432,799)	(3,696,748)	(3,465,731)	(4,408,194)	(4,098,420)

Net loss per share	(0.15)	(0.10)	(0.10)	(0.13)	(0.13)

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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